UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PENGRAM CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

707062 105
(CUSIP Number)

GEOFFREY N. GOODALL
Suite 930, 650 West Georgia Street
Vancouver, BC, Canada V6B 4N8
(604) 926-8097
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707062 105

1.	Names of Reporting Person:	Bako Resources Inc.
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: BRITISH COLUMBIA, CANADA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	2,000,000 shares of common stock

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	2,000,000 shares of common stock

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 11.1%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 707062 105

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Pengram Corporation, a Nevada corporation (“Pengram”). The principal executive offices of Pengram are located at 1200 Dupont Street, Suite 2J, Bellingham, WA 98225.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

This Statement is being filed by Bako Resources Inc. (“Bako”). The sole executive officer and sole director of Bako is Geoffrey N. Goodall. Other than Mr. Goodall, no other person controls Bako.

(b)	Residence or Business Address:

The business address of Bako and Mr. Goodall is Suite 930, 650 West Georgia Street, Vancouver, BC, Canada V6B 4N8.

(c)	Present Principal Occupation and Employment:

Bako is a private company principally engaged in the business of the acquisition and exploration of mineral properties.

Mr. Goodall is principally occupied as professional geologist.

(d)-(e)	Criminal Convictions and Civil Proceedings:

During the last five years, neither Bako nor Mr. Goodall have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	State of Incorporation/Organization/Citizenship:

Bako is incorporated under the laws of British Columbia, Canada.

Mr. Goodall is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 16, 2008, Bako entered into a property purchase agreement with Pengram. Under the terms of the property purchase agreement, Pengram issued to Bako 2,000,000 shares of its common stock and a non-interest bearing promissory note in the amount of CDN$70,000 payable on June 30, 2009 in consideration of Bako transferring a 100% interest in the Clisbako Property to Pengram.

ITEM 4. PURPOSE OF TRANSACTION

Bako acquired the 2,000,000 shares from Pengram for investment purposes.

CUSIP No. 707062 105

As of the date hereof, except as otherwise disclosed above, Bako does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of Pengram, or the disposition of securities of Pengram;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Pengram or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Pengram or any of its subsidiaries;

(d)	any change in the present board of directors or management of Pengram including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Pengram;

(f)	any other material change in Pengram’s business or corporate structure;

(g)	changes in Pengram’s Articles of Incorporation or other actions which may impede the acquisition of control of Pengram by any person;

(h)

causing a class of securities of Pengram to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Pengram becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of February 27, 2009, Bako beneficially owns the following securities of Pengram:

Name	Class of Securities	Number of Securities(1)	Percentage of Class
Bako Resources Inc.	Common Stock	2,000,000 (direct)	11.1%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock

CUSIP No. 707062 105

actually outstanding on the date of this Statement. As of February 27, 2009, Pengram had 17,999,048 shares of common stock issued and outstanding.

(b)	Power to Vote and Dispose of the Pengram Shares:

All of the 2,000,000 shares of Pengram’s common stock beneficially owned by Bako are owned directly by Bako which possesses the sole power to vote and dispose of those common shares.

(c)	Transactions Effected During the Past 60 Days:

Bako has effected the following sales of Pengram’s securities during the 60 days prior to February 27, 2009:

Where and How
Date of Transaction	Number of Shares	Price Per Share	Transaction was Effected
None.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Purchase Agreement dated December 16, 2008 between Bako Resources Inc. and Pengram Corporation.

CUSIP No. 707062 105

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2009	BAKO RESOURCES INC.

	By:	/s/ Geoffrey N. Goodall
Name: Geoffrey N. Goodall
Title: President

PURCHASE AGREEMENT

THIS AGREEMENT dated as of the 16th day of December, 2008.

BETWEEN:

BAKO RESOURCES INC., a British Columbia corporation having its registered office at Suite 950, 650 West Georgia Street, Vancouver, British Columbia, Canada V6E 3P3

(hereinafter called the “Vendor”)

OF THE FIRST PART

AND:

PENGRAM CORPORATION, a Nevada corporation having its registered office at 8275 S. Eastern Avenue, Suite 200 Las Vegas, NV 89123

(hereinafter called the “Purchaser”)

OF THE SECOND PART

WHEREAS:

A.                The Vendor is the sole recorded and beneficial owner of the mineral claims described in Schedule “A” hereto (the “Property”);

B.                The Vendor wishes to sell an undivided 100% interest in and to the Property to the Purchaser and the Purchaser wishes to acquire such interest pursuant to the terms and conditions hereinafter set out;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

VENDOR’S REPRESENTATIONS AND WARRANTIES

1.                The Vendor represents and warrants to the Purchaser that:

(a)	It is the sole recorded and beneficial owner of an undivided l00% interest in and to the Property;

(b)

The claims comprising the Property have been, to the best of the information and belief of the Vendor, properly located and staked and recorded in compliance with the laws of the jurisdiction in which they are situate, are accurately described in Schedule “A” and are valid and subsisting mineral claims as at the date of this Agreement;

(c)

The Property is in good standing under all applicable laws and regulations, all assessment work required to be performed and filed has been performed and filed, all taxes and other payments have been paid and all filings have been made;

(d)

The Property is free and clear of any encumbrances, liens or charges and neither the Vendor nor, to the best of the Vendor’s knowledge, any of its predecessors in interest or title, have done anything whereby the Property may be encumbered;

(e)

It has the right to enter into this Agreement and to deal with the Property in accordance with the terms of this Agreement, there are no disputes over the title to the Property, and no other party has any interest in the Property or the production therefrom or any right to acquire any such interest; and

(f)

it acknowledges that the shares to be issued to it under this Agreement are being issued in reliance of exemptions from applicable securities laws and will be restricted shares. Certificates representing the shares will be endorsed with appropriate legends; and

(g)	it is not a US Person as defined in Rule 903 of Regulation S.

PURCHASER’S REPRESENTATIONS AND WARRANTIES

2.                The Purchaser represents and warrants to the Vendor that:

(a)	it has been duly incorporated, amalgamated or continued and validly exists as a corporation in good standing under the laws of its jurisdiction of incorporation, amalgamation or continuation;

(b)

it has duly obtained all corporate authorizations for the execution of this Agreement and for the performance of this Agreement by it, and the consummation of the transactions herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance under the provisions of the Articles or the constating documents of the Purchaser or any shareholders’ or directors’ resolution, indenture, agreement or other instrument whatsoever to which the Purchaser is a party or by which it is bound or to which it or the Property may be subject; and

(c)

no proceedings are pending for, and the Purchaser is unaware of any basis for the institution of any proceedings leading to, the dissolution or winding up of the Purchaser or the placing of the Purchaser in bankruptcy or subject to any other laws governing the affairs of insolvent corporations.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

3.                The representations and warranties in this Agreement shall survive the closing of this transaction and shall apply to all assignments, conveyances, transfers and documents delivered in connection with this Agreement and there shall not be any merger of any representations and warranties in such assignments, conveyances, transfers or documents notwithstanding any rule of law, equity or statute to the contrary and all such rules are hereby waived. The Vendor shall have the right to waive any representation and warranty made by the Purchaser in the Vendor’s favour without prejudice to any of its rights with respect to any other breach by the Purchaser and the Purchaser shall have the same right with respect to any of the Vendor’s representations in the Purchaser’s favour.

PURCHASE AND SALE

4.                The Vendor hereby sells and assigns and the Purchaser hereby purchases an undivided 100% interest in and to the Property for the following consideration:

(a)	the issuance of 2,000,000 shares of the Purchaser’s common stock to the Vendor; and

(b)	the issuance to the Vendor of a promissory note in the amount of Cdn. $70,000 payable June 30, 2009, with no interest.

FURTHER ASSURANCES

5.                Concurrently with the execution of this Agreement the Vendor shall execute or cause to be executed a Bill of Sale or such other documents as the Purchaser may reasonable require transferring a 100% interest in and to the Property to the Purchaser’s wholly-owned subsidiary, Clisbako Minerals Inc., which the Purchaser shall be at liberty to record forthwith. The parties shall execute all further documents or assurances as may be required to carry out the full intent of this Agreement.

NOTICE

6.                Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be delivered, telegraphed or telecopied to such party at the address for such party specified above. The date of receipt of such notice, demand or other communication shall be the date of delivery thereof if delivered or telegraphed or, if given by telecopier, shall be deemed conclusively to be the next business day. Either party may at any time and from time to time notify the other party in writing of a change of address and the new address to which notice shall be given to it thereafter until further change.

PAYMENT

7.                All references to monies hereunder will be in Canadian funds. All payments to be made to any party hereunder may be made by cheque mailed or delivered to such party to its address for notice purposes as provided herein.

ENTIRE AGREEMENT

8.                This Agreement constitutes the entire agreement between the parties and replaces and supercedes all agreements, memoranda, correspondence, communications, negotiations and representations, whether verbal or express or implied, statutory or otherwise, between the parties with respect to the subject matter herein.

GENDER

9.                Wherever the singular or neuter are used herein the same shall be deemed to include the plural, feminine or masculine.

ENUREMENT

10.                This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

COUNTERPART EXECUTION

11.                This Agreement may be executed in several parts in the same form and such parts as so executed shall together constitute one original agreement, and such parts, if more than one, shall be read together and construed as if all the signing parties hereto had executed one copy of this Agreement.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

BAKO RESOURCES INC.
by its authorized signatory:

/s/ Geoffrey N. Goodall
_____________________________
Geoffrey N. Goodall

PENGRAM CORPORATION
by its authorized signatory:

/s/ Richard W. Donaldson
_____________________________
Richard W. Donaldson

SCHEDULE “A”

THE PROPERTY

Tenure Number

530325
530328
530329
530387
530462
530464
530465
534877
534928
535450

All located in the Cariboo Mining Division, British Columbia